

MAIL STOP 3561

October 1, 2007

Mr. Richard J. Heckmann
Chief Executive Officer
Heckmann Corporation
75080 Frank Sinatra Drive
Palm Desert, CA 92211

> **Re:** **Heckmann Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 23, 2007**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 4, 2007**
> **File No. 333-144056**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the reference on the cover page and elsewhere to an asset acquisition. In an appropriate section, please revise to clarify whether any such assets would comprise an operating entity requiring historical financial statements. If not,

clarify the unique risks associated with acquiring assets – particularly those related to valuation.

2. We note your response to prior comment three. However, but particularly in light of the revised size of your offering, please revise your document to explain how you determined the offering amount and reached the conclusion that there should be "opportunities to effect a business combination within a range of values that an offering of $400,000,000 … and proceeds in the trust account of $392,250,000 would support."

3. We note that your offering provides for a $15 million co-investment to be made by Mr. Heckmann concurrent with the consummation of your business combination at $8.00/unit. We further note that Mr. Heckmann, acting as CEO and your sole employee, will play a major role in searching for a target. Given these facts, please revise the disclosure in all appropriate sections to:

   a. Discuss the implications and conflicts associated with the co-investment agreement;

   b. Address whether the company, its board, or audit committee, will monitor Mr. Heckmann's ability to satisfy this obligation following the offering;

4. We note that the company has opted not to register the shares underlying the warrants on this Form S-1. Please advise us why the company has elected not to register these shares at this time.

5. Please revise to indicate whether Heckman Acquisition LLC may transfer, or issue additional, interests in itself prior to the expiration of the escrow period. In this regard we were unable to locate where the company responded to this portion of our prior comment 17.

Table of Contents

6. We note your response to comment 11. We continue to believe that the language "the information in this document may only be accurate on the date of this document" is inappropriate. In light of the prospectus delivery requirements in your IPO and that your units, common stock and warrants will begin trading shortly after the date of the prospectus, advise us how do you intend to meet your prospectus delivery requirements without keeping the prospectus current?

7. Please move the last three sentences in the paragraph following the table of contents that ""you should rely only on the information contained in this document …." to a location following the risk factors section.

Prospectus Summary, page 1

8.   We note your reference on page two to the non-compete agreement between Mr.
        Heckmann and K2. In an appropriate section, please revise to explain –
        especially in light of your risk factor disclosure, why you do not expect this
        agreement to have a material impact on your ability to consummate an
        acquisition.

9.   We note your statement that you believe that your $10,000/monthly fee is within
        the range of fees paid by similarly structured companies. Please advise us of the
        companies which have gone effective with $10,000/monthly fees which you use
        to support your statement.

10.   Please expand your discussion under "Certificate of incorporation; obligations to
        our stockholders" to briefly discuss the provisions of your articles of
        incorporation as they relate to your requirement to seek a shareholder vote and
        conversion matters.

11.   We note your statement that "we view these provisions as obligations to our
        stockholders and will not take any action to amend or waive these provisions."
        We also note your statement that "in the event that such a proposed amendment or
        modification is presented to a vote of our stockholders, our founders are entitled
        to vote their shares in any manner as they may determine in their sole discretion."
        Please clarify how, if you view these provisions as obligations to your
        stockholders and that you will not take any action directly or indirectly to amend
        or waive these provisions, your founders who are also your directors may vote
        their shares in any manner that they may determine. Revise your disclosure as
        appropriate. We may have further comment.

12.   Please revise to indicate the minimum amount of time that you will give
        shareholders to effectuate their conversion rights. In this regard your attention is
        directed to our prior comment 47.

13.   We note your response to our prior comment 15 on page 13 indicating that you
        "will not enter into a business combination with any of [y]our officers or directors
        of any of their affiliates." For clarity, please revise to indicate whether this
        includes a portfolio company of any affiliated entity.

14.   We note your response to comment 56 and the discussion of the right of first
        refusal agreement on page 13. Please revise to clarify the scope of the agreement
        by identifying in tabular format the persons and entities involved; please identify
        the officers and directors who will and will not sign the agreement, and the
        affiliated entities that will and will not be covered. In this regard, specifically
        identify any entities to which management has a pre-existing fiduciary duty if a

conflict of interest is reasonably likely. Also, please identify the persons at the company who will be responsible for enforcing the agreement and indicate whether the agreement may be waived. If so, please explain the procedures for waiver, including whether and how such waiver would be disclosed in periodic and current reports filed with the SEC.

15.   We note your response to prior comment 56. Please provide a tabular presentation of all pre-existing affiliations that present or may present conflicts. In this regard, your disclosure should list (1) each entity with which a conflict of interest may or does exist, (2) the officer or director whose affiliated entity presents the conflict issue, and (3) the priority (for or against the company) reflected in the right of first refusal agreement, and otherwise. If there is no agreement covering the priority, please indicate that the priority would favor the pre-existing fiduciary obligation, or explain the priority and the company's basis for that priority.

Summary Financial Data, page 16

16.   Please revise here and elsewhere as appropriate to indicate, if true, that the $75,000 to be withdrawn to pay dissolution expenses may only be withdrawn from accrued interest, and not from the trust corpus.

17.   We do not believe that the company has responded completely to our prior comment 25. Accordingly, we reissue it:

   a. Please clarify the disclosure here and throughout to indicate that your 30% conversion threshold, combined with your 80% fair market value requirement, will likely require you to issue additional debt or equity to finance your acquisition.

Use of Proceeds, page 36

18.   Please revise footnote 1 to disclose the interest rate, and amount of accrued interest, on the loan from Mr. Heckmann.

19.   We note the reference on page 37 to "discussions" you have had which satisfied you that he would be able to meet his indemnity obligation. Please revise to provide additional information about these discussions, including whether you reviewed any financial information, etc.

Management's Discussion and Analysis, page 44

20.   We reviewed your response to our prior comment 65. Your response did not address our comment in its entirety, thus the comment will be partially reissued.

Please revise your MD&A to disclose the impact (e.g. compensation expense), if any, of your private placement warrants.

Proposed Business, page 48

21.   Given the disclosure elsewhere in your document, please explain the reference to a converting stockholder "confirming that the stockholder has held the shares since the record date and will continue to hold them through the stockholders meeting and the closing …" on page 54.

Management, page 63

22.   We note your revised disclosure on page 65 that you do not have any procedures to ensure that your offering related provisions applicable to your current board are applied against any new directors. Please clarify the meaning and implications of this. For example, how would you ensure that future directors would liquidate the trust account, as provided in your current insider letters?

Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

23.   We reviewed your response to our prior comments 67 and 68. Please note that the Staff will require sufficient time to review your filing once you have provided a signed audit report on your entire set of financial statements (e.g. Note 6) and related consent.

Exhibits

24.   We note that the company has provided several "form of" agreements which typically are executed prior to effectiveness (e.g. insider letters, etc.). Please confirm whether the company will file executed copies of these agreements prior to requesting acceleration.

25.   Please file exhibit 10.18 "Co-Investment Unit Purchase Agreement between Richard J. Heckmann and Heckmann Corporation" dated August 21, 2007 with your next amendment.

Exhibit 5.1

26.   Your legality opinion indicates that counsel assumed that "the documents identified in clauses (i) through (vii) of the preceding paragraph will be entered

into or filed or adopted as appropriate." One of these clauses relates to the company's Amended and Restated Certificate of Incorporation. Please advise us how counsel concluded it was appropriate to assume that the Certificate of Incorporation would be adopted in reaching its conclusion that the securities were duly authorized and validly issued.

27.   Please revise to indicate that your opinion covers the laws of the State of Delaware, its constitution, statutes, rules, and applicable judicial decisions covering the foregoing.

28.   Please revise to sign and date the legality opinion issued my Skadden, Arps, Slate, Meaher and Flom LLP.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Gregg A. Noel, Esq.
Fax: (213) 687-5600